December 14, 2010
Mr. H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.W., Stop 7010
Washington, DC 20549-4628
Re:	Tesoro Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 1-03473
Dear Mr. Schwall:
The purpose of this letter is to confirm our understanding, based on a phone conversation on Monday, December 13th, 2010 between Charles Strauss of Fulbright & Jaworski L.L.P., counsel to Tesoro Corporation, and Parker Morrill of the Division of Corporate Finance of the U.S. Securities and Exchange Commission, that the SEC has no objection to our request for an extension to December 29, 2010, to respond to the questions listed in the SEC’s letter dated December 1, 2010. The primary reason for our request for additional time is the availability of key members of management who will be reviewing our responses.
Please do not hesitate to call me, at 210-626-4692, or Charles S. Parrish, the Company’s general counsel, at 210-626-4280, if you have any questions regarding this request for extension.

Sincerely,
/s/ G. SCOTT SPENDLOVE
G. Scott Spendlove
Senior Vice President and Chief Financial Officer